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MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION

April 14, 2009

Ms. Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for MetLife Investors USA Insurance Company and MetLife Investors USA Separate Account A (File No. 333-125757/811-03365 (Marquis Portfolios)); and Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for First MetLife Investors Insurance Company and First MetLife Investors Variable Annuity Account One (File No. 333-125618/811-08306 (Marquis Portfolios)).

Dear Ms. White:

On behalf of MetLife Investors USA Insurance Company ("MLI USA") and First MetLife Investors Insurance Company ("FMLI" and together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Variable Annuity Account One, the Companies acknowledge, with respect to the above-referenced filings, that:

    . the Companies are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

    . SEC staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

    . the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Richard C. Pearson
---------------------------------------------
Richard C. Pearson
Vice President and Associate General Counsel

cc: W. Thomas Conner, Esq.
    Lisa Flanagan, Esq.
    Michele H. Abate, Esq.
    John M. Richards, Esq.